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                               January 29, 2001


Loomis Sayles Funds
One Financial Center
Boston, MA  02111

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the proposed offer and sale by Loomis Sayles Funds, a Massachusetts business trust (the "Trust"), of shares of beneficial interest ("Shares") of its Loomis Sayles Aggressive Growth Fund, Loomis Sayles Bond Fund, Loomis Sayles Emerging Markets Fund, Loomis Sayles Global Bond Fund, Loomis Sayles Global Technology Fund, Loomis Sayles Growth Fund, Loomis Sayles High Yield Fund, Loomis Sayles Intermediate Maturity Bond Fund, Loomis Sayles International Equity Fund, Loomis Sayles Investment Grade Bond Fund, Loomis Sayles Managed Bond Fund, Loomis Sayles Research Fund, Loomis Sayles Short-Term Bond Fund, Loomis Sayles Small Cap Growth Fund, Loomis Sayles Small Cap Value Fund, Loomis Sayles U.S. Government Securities Fund, Loomis Sayles Value Fund and Loomis Sayles Worldwide Fund (each a "Fund") pursuant to Registration Statement No. 33-39133 on Form N-1A (the "Registration Statement") under the Securities Act of 1933, as amended.

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of Shares. We have examined the Trust's By-Laws and its Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and such other documents as we deem necessary for the purposes of this opinion.

     We assume that upon each sale of Shares the Trust will receive the net asset value thereof.

     Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares of each Fund, and that, when such Shares are issued and sold and the authorized consideration therefor is received by the Trust, such Shares will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his or her having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series itself would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.

                                      Very truly yours,

                                      ROPES & GRAY

                                      Ropes & Gray